SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Results of the Tender Offer for Ascentech K.K. by OPI18 Corporation, a Subsidiary of ORIX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 5, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Results of the Tender Offer for Ascentech K.K. by OPI18 Corporation, a Subsidiary of ORIX Corporation

TOKYO, Japan – August 5, 2025 – OPI18 Corporation (the “Offeror”), a subsidiary of ORIX Corporation (“ORIX”), hereby announces the results of the tender offer (the “Tender Offer”)* for the common shares issued by Ascentech K.K. (“Ascentech”), as follows.

The Tender Offer, which commenced on June 17, 2025, was completed on August 4, 2025. As a result of the Tender Offer, the total number of shares tendered (“Tendered Shares”) (9,259,301 shares) did not reach the minimum number of shares to be purchased (9,546,000 shares), and therefore it has been determined that the Offeror will not purchase any of the Tendered Shares.

For further details regarding the results of the Tender Offer, please refer to the separate document titled “Notice Regarding Results of the Tender Offer for Shares of Ascentech K.K. (Securities Code: 3565)” dated today and issued by the Offeror.

*	Commencement of the Tender Offer for Ascentech K.K. by OPI18 Corporation, a Subsidiary of ORIX Corporation (June 16, 2025)

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

August 5, 2025

To whom it may concern

Company Name	OPI18 Corporation

Name of Representative	Representative Director

Seiichi Miyake

Notice Regarding Results of the Tender Offer for Shares of Ascentech K.K. (Securities Code: 3565).

OPI18 Corporation (the “Offeror”) decided, on June 16, 2025, to acquire the common shares of Ascentech K.K. (listed on the Standard Market of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”), Securities Code: 3565, the “Target Company”) (the “Target Company Shares”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Act”), and had been conducting the Tender Offer since June 17, 2025. The Tender Offer was completed on August 4, 2025, and we are now announcing the results as described below.

1.	Overview of the Tender Offer

(1)	Name and address of the Tender Offeror

OPI18 Corporation

2-4-1, Hamamatsucho, Minato-ku, Tokyo

(2)	Name of the Target Company

Ascentech K.K.

(3)	Type of Share Certificates to be Purchased

Common shares

(4)	Number of Share Certificates to be Purchased

Number of shares to be Purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased

14,318,978 shares	9,546,000 shares	N/A

(Note 1)

If the total number of shares tendered in the Tender Offer (the “Tendered Shares”) is less than the minimum number of shares to be purchased (9,546,000 shares), the Offeror will not purchase any of the Tendered Shares. If the total number of Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (9,546,000 shares), the Offeror will purchase all of the Tendered Shares.

(Note 2)

Since the Offeror has not set a maximum number of shares to be purchased in the Tender Offer, the number of shares to be purchased represents the maximum number of Target Company Shares to be acquired by the Offeror in the Tender Offer, which is 14,318,978 shares calculated by the total number of outstanding shares of the Target Company as of April 30, 2025 (14,580,000 shares), as stated in the “Briefing on Financial Results for the First Quarter of the Fiscal Year Ending January 2026 [Japanese GAAP] (Consolidated)” (the “Target Company’s Q1 Financial Results Briefing”) announced by the Target Company on June 16, 2025 minus the number of treasury shares held by the Target Company as of the same date (261,022 shares).

(Note 3)

The Tender Offer also applies to fractional units of shares. If the right to request a sale of fractional shares is utilized pursuant to the Companies Act, the Target Company may purchase such fractional shares during the tender offer period (the “Tender Offer Period”) in accordance with applicable legal procedures.

(Note 4)	There is no plan to acquire the treasury shares of the Target Company through the Tender Offer.

(5)	Tender Offer Period
(i)	Tender Offer Period

From Tuesday, June 17, 2025 to Monday, August 4, 2025 (34 business days)

(ii)	Possible extension upon request of the Target Company

Not applicable.

(6)	Tender Offer Price

JPY 1,680 per one common share

2.	Results of the Tender Offer

(1)	Success or failure of the Tender Offer

In the Tender Offer, the Offeror sets the condition that if the total number of Tendered Shares was less than the minimum number of shares to be purchased (9,546,000 shares), none of the Tendered Shares would be purchased. As the total number of Tendered Shares (9,259,301 shares) did not reach the minimum number of shares to be purchased (9,546,000 shares), the Offeror will not purchase any of the Tendered Shares, as stated in the Tender Offer Commencement Notice and the Tender Offer Registration Statement.

(2)	Date of Public Notice of the Tender Offer Results and the Name of the Newspaper of Public Notice in which said Public Notice is Published

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Act, and in accordance with the method prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended), the results of this tender offer were publicly announced to the press at the Tokyo Stock Exchange on August 5, 2025.

(3)	Number of Share Certificate Purchased

Type of Share Certificates	Number Tendered (in shares)	Number Purchased (in shares)

Share Certificates	9,259,301 shares	—

Share Option Certificates	—	—

Bonds with Share Options	—	—

Beneficiary Certificates of Trust for Share Certificates	—	—

Depositary Receipts for Share Certificates	—	—

Total	9,259,301	—

(Total Number of Latent Share Certificates)	—	(—)

(4)	Ownership Ratio of Share Certificate after the Tender Offer

Number of voting rights pertaining to Shares, Etc. held by the Offeror before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)

Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)

Number of voting rights pertaining to Shares, Etc. held by the Offeror after the Tender Offer	—	(Ownership ratio after the Tender Offer: —%)

Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties after the Tender Offer	—	(Ownership ratio after the Tender Offer: —%)

Total number of voting rights of all shareholders, of the Target Company	139,830

(Note)	“The total number of voting rights of all shareholders of the Target Company” refers to the number stated in the Target Company’s 17th Fiscal Year Securities Report filed on April 28, 2025.

(5)	Calculation Method in the Case of a Pro Rata Tender Offer

Not applicable

(6)	Method of Settlement

(i)	Name and address of head office of the financial services provider, bank, in charge of settlement of purchase

Not applicable

(ii)	Settlement start date

Not applicable

(iii)	Method of Settlement

Not applicable

(iv)	Method of Return of Share Certificates

The tender offer agent will return the share certificates that are required to be returned by reverting the records in the Tendering Shareholders’ accounts with the tender offer agent to the state immediately prior to the tendering (meaning the state in which the execution of the tendering orders for the Tender Offer has been cancelled) on Wednesday, August 6, 2025.

3.	Post-Tender Offer Policy and Future Prospects

Not applicable

4.	Locations where a Copy of the Tender Offer Report is Made Available for Public Inspection

OPI18 Corporation

(2-4-1, Hamamatsucho, Minato-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Regulations on Solicitation

This press release has been prepared for the purpose of informing the public of the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell, or making an offer to purchase, any securities. If shareholders wish to make an offer to sell their shares in the Tender Offer, they should first read the Tender Offer Explanation Statement for the Tender Offer and offer their shares or stock options for sale at their own discretion. This press release shall neither be, nor constitute a part of, an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any securities, and neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this press release may not be relied on at the time of entering into any such agreement.

Future Prospects

This press release, including the descriptions regarding the future business of the Offeror and other companies, may contain expressions for the future prospects such as “anticipate,” “expect,” “intend,” “plan,” “believe” and “assume,” and other similar expressions. These expressions are based on the Offeror’s current expectations as to the businesses, and may change depending on the future circumstances. Regarding the information herein, the Offeror undertakes no obligation to change the expressions for the future prospects into those for the actual events by reflecting the actual business performance, various circumstances and changes in conditions, etc. These expressions refer to, and this press release includes, statements that fall under “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Due to the known and unknown risks and uncertainties, the actual results might differ significantly from the statements that are implicitly or explicitly forward-looking. The Offeror and its affiliates do not guarantee for such implicit and explicit forward-looking statements to materialize. The “forward-looking statements” in this press release were prepared based on the information obtained by the Offeror as of the date hereof, unless required by law, the Offeror and its affiliates are not obligated to amend or revise such forward-looking statements to reflect future matters and situation.

US Regulations

Although the Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under Japanese law, those procedures and standards may differ from the procedures and information disclosure standards in the United States. In particular, Sections 13(e) and 14(d) of the U.S. Exchange Act, and the rules prescribed thereunder, do not apply to the Tender Offer, and therefore the Tender Offer does not conform to those procedures and standards. In addition, the financial information contained in this press release was prepared based on Japanese accounting standards and not based on U.S. accounting standards, and thus may not necessarily be comparable to the content of any financial information prepared based on U.S. accounting standards. It may be difficult to enforce any right or claim arising under U.S. federal securities laws because, among other reasons, the Offeror and the Target Company are incorporated outside the United States and some or all of their directors are non-U.S. residents. Shareholders may not be able to sue a company outside the United States and its directors in a non-U.S. court for violations of U.S. securities laws. Furthermore, there is no guarantee that shareholders will be able to compel a company outside the United States or its subsidiaries and affiliates to subject themselves to the jurisdiction of a U.S. court.

Unless otherwise specified, all procedures relating to the Tender Offer shall be conducted entirely in Japanese. While some or all of the documentation relating to the Tender Offer will be prepared in English, if there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

The Offeror, the financial advisors to the Offeror, and the tender offer agent (including their respective affiliates) may purchase the Target Shares by means other than the Tender Offer to the extent permitted by Rule 14e-5(b) of the U.S. Exchange Act, applicable laws and regulations in Japan, and other applicable laws and regulations. Such purchases may be made at the market price through market transactions, or at a price determined by negotiation outside of the market.

Other Countries

In certain countries or regions, the announcement, issue or distribution of this press release may be restricted by laws or regulations. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute any solicitation of an offer to sell or offer to purchase shares in relation to the Tender Offer, and shall be considered as a mere distribution of informative materials.

This press release is not for release, publication or distribution, in whole or in part in, into or from any jurisdiction where doing so would constitute a violation of the relevant laws or regulations of that jurisdiction.